parmalat finanziaria spa

in Amministrazione Straordinaria

Capitale sociale sottoscritto e versato Euro 815.669.721

[redacted]

05011339

RECEIVED

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, September 8, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner

Enrico Bondi

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

Enclosures

Sede legale: 43044 Collecchio (Pr) – Via Oreste Grassi, 26
Codice fiscale e iscrizione nel Registro delle Imprese di Parma 00175250471 - Partita I.V.A. 01938950340 – R.E.A. Parma n. 188325 - U.I.C. n. 730
Sede amministrativa: 20122 Milano – Piazza Erculea, 9 – Tel. (39) 02.8068801 – Fax (39) 02.8693863

parmalat spa

PRESS RELEASE

(for release outside the USA)

Equity Interest Held by the San Paolo IMI Group

Collecchio (PR), September 8, 2005 – Parmalat S.p.A. announces that, based on the information it has received and the data it has processed, the equity interest that the San Paolo IMI Banking Group would hold in the capital stock of Parmalat S.p.A. if the Proposal of Composition with Creditors is approved and implemented is, indicatively, 1.75% and not 2.26% as wrongly indicated in the Prospectus.
Consequently, contrary to the information provided in Section One, Chapter III, Paragraph 3.3 of the Prospectus published by Parmalat S.p.A. on May 27, 2005, the San Paolo IMI Banking Group should not be listed among the entities that hold an equity interest equal to or greater than 2% in the capital stock of Parmalat S.p.A.

Parmalat S.p.A.

This press release is being issued through the NIS by Parmalat Finanziaria S.p.A. in Extraordinary Administration on behalf of Parmalat S.p.A.